Exhibit (a)(5)(B)

News Release
F r o m  N u a n c e  C o m m u n i c a t i o n s
F o r   I m m e d i a t e  R e l e a s e

Contacts:

Richard Mack Nuance Communications, Inc. Tel: 781-565-5000 Email: richard.mack@nuance.com	Sharon Stern / Andrea Priest Joele Frank, Wilkinson Brimmer Katcher Tel: 212-355-4449
Nuance Tender Offer for Outstanding Common Shares of Zi
Corporation Expires at 5:00 p.m. MT on January 2, 2009
BURLINGTON, Mass., December 12, 2008 — Nuance Communications, Inc. (NASDAQ: NUAN) today announced that on December 3, 2008, in accordance with Canadian securities laws, Nuance extended its cash tender offer to purchase all of the outstanding shares of Zi Corporation (NASDAQ: ZICA, TSX: ZIC) from 5:00 p.m. (Calgary time) on December 31, 2008 to 5:00 p.m. (Calgary time) on January 2, 2009, unless withdrawn or extended. On December 3, 2008, Nuance filed Amendment No.1 to the Tender Offer Statement on Schedule TO originally filed on November 26, 2008. As of December 3, 2008, no shares had been tendered. The associated tender offer documents were mailed to Zi shareholders on December 5, 2008.
The offer is subject to the terms, conditions and other details set forth in the offering documents that Nuance has filed with the U.S. Securities and Exchange Commission (SEC) and applicable Canadian provincial securities commissions.
About Nuance Communications
Nuance (NASDAQ: NUAN) is a leading provider of speech and imaging solutions for businesses and consumers around the world. Its technologies, applications and services make the user experience more compelling by transforming the way people interact with information and how they create, share and use documents. Every day, millions of users and thousands of businesses experience Nuance’s proven applications and professional services. For more information, please visit www.nuance.com.
Nuance and the Nuance logo are trademarks or registered trademarks of Nuance Communications, Inc. or its affiliates in the United States and/or other countries. All other company names or product names may be the trademarks of their respective owners.
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This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer for Zi’s common shares. Nuance filed with the applicable provincial securities regulatory authorities in Canada an offer to purchase, take-over bid circular, letter of transmittal, notice of guaranteed delivery and other related documents on November 26, 2008, as amended on December 3, 2008; and with the U.S. Securities and Exchange Commission a tender offer statement on Schedule TO (containing an offer to purchase, a take-over bid circular, letter of transmittal, notice of guaranteed delivery and other related documents) on November 26, 2008, as amended on December 3, 2008. The offering documents, including an offer to purchase and accompanying circular and a related letter of transmittal, each as amended on December 3, 2008, describing the tender offer and the means for Zi shareholders to tender their common shares of Zi into the tender offer have been mailed to Zi shareholders. Shareholders should read carefully all disclosure materials, as amended from time to time, as they contain important information about the offer. Zi shareholders may obtain copies of all of the offering documents filed by Nuance, including the offer to purchase and accompanying circular (and the related letter of transmittal), free of charge at the SEC’s website (www.sec.gov); the Canadian Securities Administrators’ Website (www.sedar.com); by directing a request to Nuance’s information agent, Georgeson, in North America at (800) 733-6209 and for banks and brokers at (212) 440-9800; or by directing a written request to Nuance, at 1 Wayside Road, Burlington, Massachusetts 01803, Attn: Investor Relations.